No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. Announces Signing of Memorandum of Understanding with Nissan Motor Co., Ltd. for Strategic Partnership in the Fields of Vehicle Electrification and Intelligence.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 15, 2024

[Translation]

March 15, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Honda Motor Co., Ltd. Announces Signing of Memorandum of Understanding with

Nissan Motor Co., Ltd. for Strategic Partnership in the Fields of

Vehicle Electrification and Intelligence

Honda Motor Co., Ltd. today announced that it has signed a memorandum of understanding with Nissan Motor Co., Ltd. under which they will begin a feasibility study of a strategic partnership in the fields of vehicle electrification and intelligence. For details, please see the attached press release.

- End -

March 15, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Nissan and Honda to start feasibility study of strategic partnership

Partnership aimed towards a future of electrified and intelligent mobility

Nissan Motor Co., Ltd. (Nissan) and Honda Motor Co., Ltd. (Honda) announced today that the two companies have signed a memorandum of understanding under which they will begin a feasibility study of a strategic partnership in the fields of vehicle electrification and intelligence.

To further accelerate efforts toward carbon neutrality and zero traffic-accident fatalities, it will be essential to strengthen environmental and electrification technologies as well as software development. The two companies have reached the understanding based on the belief that it is necessary to combine their strengths and explore the possibility of future collaboration.

The scope of the feasibility study includes automotive software platforms, core components related to EVs, and complementary products.

Makoto Uchida, president and CEO, said: “It is important to prepare for the increasing pace of transformation in mobility in the mid-to-long-term, and it is significant that we have reached this agreement based on a mutual understanding that Honda and Nissan face common challenges. We look forward to further discussions and aim to find win-wins for sustainable growth.”

Toshihiro Mibe, Honda director, president and representative executive officer, said: “In this period of once-in-a-century transformation in the automotive industry, we will examine the potential for partnership between Nissan and Honda. Our study criteria will be whether the synergy of the technologies and knowledge that our companies have cultivated will enable us to become industry leaders by creating new value for the automotive industry.”